Brian London

Associate

215-963-5886

brian.london@morganlewis.com

August 7, 2020

FILED AS EDGAR CORRESPONDENCE

Rebecca Marquigny, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: The Advisors’ Inner Circle Fund III 485(a) Filing (File Nos. 333-192858 and 811- 22920)

Dear Ms. Marquigny:

On behalf of our client, The Advisors’ Inner Circle Fund III (the “Trust”), this letter responds to the comments provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 238, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 242, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Knights of Columbus Real Estate Fund (formerly, the Knights of Columbus Global Real Estate Fund) (the “Fund”). Below, we have briefly summarized your comments and questions, followed by our response based on information provided by the Trust and Knights of Columbus Asset Advisors LLC, the investment adviser of the Fund or Ranger Global Real Estate Advisors, LLC, the sub-adviser of the Fund. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

1.	Comment. The Staff has reviewed the Fund’s response to Comment 3 in the comment response letter dated July 20, 2020 (the “Previous Letter”) and notes that it is the Staff’s position that the 80% test required under Rule 35d-1 under the 1940 Act (the “Names Rule”) is an asset-based test, not an exposure test and that, accordingly, the Staff believes that derivatives must be valued at their market, as opposed to notional, value for purposes of an 80% investment policy.

Morgan, Lewis & Bockius llp 1701 Market Street Philadelphia, PA 19103-2921 United States	+1.215.963.5000 +1.215.963.5001

Rebecca Marquigny, Esq.

August 7, 2020

The Staff further notes that in a March 2020 request for comment on the Names Rule, the SEC (i) identified derivatives as a current challenge regarding the application of the Names Rule; (ii) acknowledged that the adopting release for the Names Rule did not prescribe how to account for the value of derivatives for purposes of complying with a fund’s 80 percent policy; and (iii) asked whether the SEC should address this type of Names Rule-related challenge for funds that invest in derivatives.1

In light of the foregoing, the Staff requests that the Trust acknowledge the Staff’s position and confirm that it will revisit its response to Comment 3 in the Previous Letter if and when the SEC adopts any rules or regulations or issues any formal guidance as to how funds must calculate the asset value of derivatives for purposes of complying with a fund's 80 percent policy.

Response. The Trust acknowledges the Staff’s position and confirms that it will revisit its position if and when the SEC adopts any rules or regulations or issues any formal guidance as to how funds must calculate the asset value of derivatives for purposes of complying with a fund's 80 percent policy.

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If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5886.

Very truly yours,

/s/ Brian T. London

Brian T. London

[1]	See Request for Comments on Fund Names, Investment Company Act Rel. No. 33809 (Mar. 2, 2020).